Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Successor				Predecessor
	Three Months Ended March 31,	Year ended December 31,		September 1 through December 31	January 1 through August 31	Year ended December 31,
	2015	2014	2013	2012	2012	2011	2010

Income (loss) before income taxes	$527	$(47,496)	$(79,173)	$(11,596)	$(177,033)	$(487,531)	$(104,131)

Add back

Interest expense and financing costs, net	5,557	19,783	19,426	1,056	6,582	32,324	30,168
Estimate of interest component of rental expense (1)	2,402	9,966	2,046	20	13	363	561

Equity losses from Piceance Energy, LLC	1,826	(2,849)	2,941	1,325	20	(344)	(1,738)

Earnings	10,312	$(20,596)	$(54,760)	$(9,195)	$(170,418)	$(455,188)	$(75,140)

Fixed charges

Interest expense and financing costs, net	5,557	19,783	19,426	1,056	6,582	32,324	30,168
Estimate of interest component of rental expense	2,402	9,966	2,046	20	—	363	561

Total Fixed charges	7,959	$29,749	$21,472	$1,076	$6,582	$32,687	$30,729

Ratio of earnings to fixed charges (1)	1.3	NA (1)	NA (1)	NA (1)	NA (1)	NA (1)	NA (1)

Amount by which fixed charges exceed earnings	—	(50,345)	(76,232)	(10,271)	(177,000)	(487,875)	(105,869)

(1)	Consists of 33% of rental expense, which we believe to be a reasonable estimate of interest factor in our rental expense.